

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2020

Dario Calogero
Chief Executive Officer
Kaleyra, Inc.
Via Marco D'Aviano, 2
Milano MI, Italy 20131

> **Re: Kaleyra, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 8, 2020**
> **File No. 333-239001**

Dear Mr. Calogero:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey C. Selman, Esq.